Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Fiscal Year Ended December 31,
	2016	2017	2012	2013	2014	2015	2016
	(dollars in millions)
Earnings:
Income (loss) before income taxes	$(74.4)	$20.6	$63.5	$35.8	$32.6	$(18.6)	$(68.7)
Interest expense	27.4	31.0	43.2	45.1	45.1	52.8	55.9
Portion of rents representative of interest factor	2.1	1.9	5.0	5.0	4.4	4.8	4.2

Adjusted income before income taxes	$(44.9)	$53.5	$111.7	$85.9	$82.1	$39.0	$(8.6)

Fixed Charges:
Interest	$27.4	$31.0	$43.2	$45.1	$45.1	$52.8	$55.9
Portion of rents representative of interest factor	2.1	1.9	5.0	5.0	4.4	4.8	4.2

Total fixed charges	$29.5	$32.9	$48.2	$50.1	$49.5	$57.6	$60.1

Ratio of earnings to fixed charges	*	1.6x	2.3x	1.7x	1.7x	*	*

Deficiency	$74.4	N/A	N/A	N/A	N/A	$18.6	$68.7

*	Earnings for the period were inadequate to cover fixed charges.